UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number:  001-41356

Electra Battery Materials Corporation

(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602

Toronto, Ontario, M5H 2L3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRA BATTERY MATERIALS CORPORATION
(Registrant)

Date: February 13, 2023	By:	/s/ Trent Mell
		Name:	Trent Mell
		Title:	Chief Executive Officer and Director

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Note Indenture dated February 13, 2023